Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax Kai Haakon E. Liekefett +1 (212) 839-8744 kliekefett@sidley.com AMERICA ASIA PACIFIC EUROPE

December 18, 2018

Via EDGAR, Email and FedEx

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Luby’s Inc.

Dear Ms. Chalk:

On behalf of our client, Luby’s, Inc. (the “Company”), we are providing as Exhibit A attached hereto a copy of the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2018, marked to show changes against the Preliminary Proxy Statement on Schedule 14A filed with the Commission on December 12, 2018.

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the staff of the Division of Corporation Finance to Kai Haakon E. Liekefett at (212) 839-8744.
Very truly yours,
/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett